EXHIBIT 1


FOR IMMEDIATE RELEASE                                              JULY 24, 2002

                        BANCO COMERCIAL PORTUGUES ("BCP")
           NET INCOME OF EURO 320.9 MILLION IN THE FIRST HALF OF 2002

(Warsaw, July 24, 2002): Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) today reported consolidated net income of Euro 320.9 million for the first half of 2002, compared to Euro 353.8 million in the same period of 2001. Return on equity stood at 32.1%, with return on assets at 1.1%.

------------------------------------------------------------------------------
              PROFITABILITY                 1st Half   1st Half     Change
                INDICATORS                    2002       2001      2002/2001
------------------------------------------------------------------------------
  Net income                                   320.87     353.75       -9.3%
     (Millions of euros)
  ROE                                           32.1%      32.6%         --
  ROA                                            1.1%       1.2%         --
  ROA before minority interests                  1.2%       1.3%         --
------------------------------------------------------------------------------

BCP's consolidated net income was assisted by continuing cost control efforts, specifically in the domestic business. The evolution of bad debt levels is also worth noting, particularly in the current economic climate, with the proportion of overdue loans to total loans decreasing to 1.6% at June 30, 2002 from 1.7% at the end of the first quarter of 2002.

The implementation of BCP's new commercial model, based on a specialised approach to both the creation and distribution of financial products and services, also had a positive effect. However, these favourable developments were offset by the continuing poor economic conditions. Trading and commission income were particularly affected, and credit provisions saw an increase, mainly as a result of the provisioning of personally-guaranteed loans in accordance with Regulation 7/2000 of the Bank of Portugal.

"During the first half of 2002 BCP's activity was significantly constrained by the worsening domestic economic climate and by tough conditions in the global financial markets. However, the Bank responded to this by reinforcing its proactive commercial stance and by focusing on strict cost control and maintaining credit quality. As a result, the loan growth (although moderate), and higher interest margins and efficiency levels, have resulted in our cash-flow increasing by more than 10% compared to the first half of 2001", commented Mr. Jardim Goncalves, Chairman and CEO of BCP. He added:

"We have also focused on further developing the activity of our distribution networks, through product innovation, organisational procedures and technological solutions. This has already led to significant commercial gains in the domestic business. An ambitious efficiency programme, aimed at achieving sustained high levels of operational excellence, has also been set up. Its results are expected to be seen in terms of superior profitability levels throughout the remainder of 2002 and 2003".

During the first half of 2002, under the process of rationalisation of real-estate and in order to optimise capital allocation, the Bank booked capital gains arising from the sale of premises to the Bank's pension fund. This transaction compensated for the impact that decreasing returns on financial assets had on the pension fund assets. Capital gains were in the same amount as additional pension fund, market and credit risk provisions (Euro 85 million) with the result that there was no impact from non-recurring transactions on consolidated net income.

The Bank's increased shareholding in NovaBank and the fact that BCP became the majority shareholder of Banco Internacional de Mocambique after having merged it with Banco Comercial de Mocambique led to both these institutions being fully consolidated from the end of 2001. As these interests were previously consolidated using the proportional method, we have produced pro forma financial statements for the first half of 2001, allowing a comparable basis with the figures now presented for the same period of 2002.

Consolidated net interest income stood at Euro 644 million in the first six months of 2002, compared to Euro 676 million in the same period of 2001 on a pro forma basis. The main influences here were higher business volumes, with both loans to customers and total customers' funds increasing from their June 30, 2001 level, and by the efforts to keep adequate interest spreads, with the net interest margin increasing to 2.6% from 2.5% in the first half of 2001. However, these effects were offset by the impact of credit securitisation.

The pursuance of a very prudent provisioning policy aimed at complying with applicable legislation, but also based on an economic appraisal of risks, and the application of Regulation 7/2000 of the Bank of Portugal, under which full provisioning was required for loans overdue by more than 18 months collaterised by personal guarantees, have led to a strong increase in provisions for credit risks, to Euro 175 million in the first half of 2002 from Euro 106 million in the same period of 2001, on a comparable basis.

Net commissions, which amounted to Euro 245 million in the first six months of 2002, remained at roughly the same level as the first half of 2001 (Euro 243 million, on a pro forma basis). The performance of debit and credit card fees and the activity of the Group's investment banking operation, which lead-managed a number of high-value transactions in the first quarter of 2002, were offset by lower brokerage commissions resulting from the weakened capital markets. The poor performance of financial markets also contributed to the 2.9% decrease in trading gains, to Euro 74 million in the first half of 2002 from Euro 76 million in the same period of 2001, on a comparable basis.

Other net operating income was influenced by a capital gain of Euro 85 million on the sale of premises to the Bank's pension fund, following the Group's strategy to optimise capital allocation and rationalise real-estate assigned to operations. The fund's assets were reinforced, thus counterbalancing the influence of the decrease of returns on financial assets. Net of this impact, other net operating income increased 19.8% to Euro 159 million in the first six months of 2002 from Euro 133 million in the first half of 2001, buoyed by higher recoveries of overdue loans and by the strong performance of investment banking income.

The lower contribution from equity accounted associates led to a 14.8% drop in income from securities, to Euro 114 million in the first half of 2002 from Euro 134 million in the same period of the previous year. This reduction was mainly attributable to a decreased contribution from Eureko, which itself was influenced by the booking of non-recurring income in the first half of 2001 and by the performance of capital markets.

----------------------------------------------------------------------------------------------------------
                                                                        1st Half                 Change
         OTHER INCOME                                       1st Half      2001      1st Half    2002/2001
     (Millions of euros)                                       2002      Pro forma     2001      Pro forma
----------------------------------------------------------------------------------------------------------
  Net Commissions                                             245.3      243.2       240.6        0.8%
      Of which:
      - Domestic activity                                     221.6      223.3       223.3       -0.8%
  Trading Gains                                                74.2       76.4        69.8       -2.9%
      Of which:
      - Domestic activity                                      71.0       61.9        61.9       14.6%
  Other Net Operating Income (1)                              158.9      132.6       132.8       19.8%
      Of which:
      - Domestic activity                                     150.8      130.6       130.6       15.5%
  Other Income /Total Income (1)
      - Total                                                 47.1%      46.4%       46.2%         --
      - Domestic activity                                     48.4%      47.2%       47.2%         --
----------------------------------------------------------------------------------------------------------
  (1) Excludes non-recurring transactions.

Operating costs (staff costs, other administrative expenses and depreciation) totalled Euro 723 million in the first six months of 2002, up 3.0% from Euro 702 million pro forma in the first half of 2001. This increase was due to the Group's operations outside Portugal, where there is a significant number of recent and high-growth projects. The evolution of domestic operating costs on the other hand benefited from continuing control and rationalisation efforts.

Staff costs totalled Euro 379 million in the first half of 2002, 1.9% up from Euro 372 million in the same period of 2001, on a comparable basis. Domestic staff costs, which amounted to Euro 324 million, roughly at the level of the first six months of 2001 (Euro 326 million, pro forma), were affected by higher pension fund contributions. The impact of non-domestic operations was particularly clear in the evolution of other administrative expenses and depreciation, which grew by 1.8% and by 13.1%, respectively. For the Group's domestic business alone, other administrative expenses decreased by 2.9%, while depreciation was 2.7% up.

-----------------------------------------------------------------------------------------------------------
                                                                           1st Half                 Change
       OPERATING COSTS                                         1st Half      2001      1st Half   2002/2001
     (Millions of euros)                                         2002      Pro forma     2001     Pro forma
-----------------------------------------------------------------------------------------------------------
  Staff Costs                                                    379.1      372.2       365.7        1.9%
      Of which:
      - Domestic activity                                        324.4      325.5       325.5       -0.4%
  Other Administrative Expenses                                  262.9      258.1       251.1        1.8%
      Of which:
      - Domestic activity                                        218.4      225.0       225.0       -2.9%
  Depreciation                                                    81.4       72.0        69.4       13.1%
      Of which:
      - Domestic activity                                         61.8       60.2        60.2        2.7%
  Operating Costs/ Total Income (1)
      - Total                                                    57.6%      55.7%       55.1%         --
      - Domestic activity                                        52.5%      52.5%       52.6%         --
-----------------------------------------------------------------------------------------------------------
  (1) Excludes non-recurring transactions.

Loans to customers rose by 6.8% on a comparable basis, totalling Euro 44,216 million at June 30, 2002 (Euro 41,394 million at the end of June, 2001). In spite of the continuing harsh economic climate, loans to individuals grew at a steep pace, with the Group's efforts to optimise risks resulting from the acquisitions in 2000 explaining the more moderate growth in corporate loans.

Total customers' funds stood at Euro 48,774 million at the end of the first half of 2002, a 5.4% increase from pro forma total customers' funds of Euro 46,265 million at June 30, 2001. This aggregate profited from the implementation of the Group's new commercial model, and resulted from strong growth in capitalisation insurance and securities, reflecting the Group's effectiveness in banc assurance and in creating structured products for the retail market. Investors' greater preference for low risk products and the competitiveness of the Group's offer has resulted in an increase in balance sheet customers' funds. The performance of assets under management, which maintained a level similar to June 30, 2001, is also worth noting in the current economic conditions.

------------------------------------------------------------------------------------------
                 ACTIVITY                                 30 Jun.                 Change
                INDICATORS                     30 Jun.     2001       30 Jun.    2002/2001
           (Millions of euros)                  2002     Pro forma     2001      Pro forma
------------------------------------------------------------------------------------------
  Total Assets (1)                             60,796     61,954      61,274       -1.9%
  Total Customers' Funds
      - Balance Sheet                          28,254     27,655      27,142        2.2%
      - Assets under Management                 9,972      9,970       9,970        0.0%
      - Capitalisation Insurance                6,024      5,157       5,157       16.8%
      - Securities                              4,524      3,483       3,483       29.9%
      - Total                                  48,774     46,265      45,752        5.4%
  Loans to Customers (1)                       44,216     41,394      41,259        6.8%
  Own Funds (2)                                 5,952      6,212       6,212       -4.2%
------------------------------------------------------------------------------------------
  (1) Does not include securitised assets.
  (2) Shareholders' Equity, Preference Shares and Subordinated Debt.

Loan quality benefited from continued prudence in analysing, granting, monitoring and recovering credit, having improved from the first quarter of 2002 in spite of the maintenance of an unfavourable framework. At the end of the first half of 2002, overdue loans accounted for 1.6% of total loans, compared to 1.7% at March 31, 2002 (1.5% at June 30, 2001, on a pro forma basis). Coverage by provisions amounted to 137.1% (138.0% at the end of the first quarter of 2002 and 150.6% at June 30, 2001).

---------------------------------------------------------------------------------------------------
                                                                              30 Jun.
                                                                  30 Jun.       2001       30 Jun.
    LOAN QUALITY INDICATORS (1)                                    2002      Pro forma      2001
---------------------------------------------------------------------------------------------------
  Total overdue loans/Total loans                                    1.6%        1.5%        1.5%
  Provisions/Total overdue loans                                   137.1%      150.6%      150.6%
---------------------------------------------------------------------------------------------------
  (1) Does not include securitised loans.

Solvency indicators maintained adequate levels. The consolidated solvency ratio stood at 9.8% at the end of June 2002, according to BIS principles, with tier one amounting to 6.0%. In accordance with the ruling of the Bank of Portugal, the consolidated solvency ratio was 8.8% at the end of the first half of 2002.

"During the first half of 2002, we have taken advantage of opportunities to increase provisioning for credit risk, pension fund liabilities and unrealised capital losses on investments. Through this, we have aimed to further reinforce BCP's asset structure, which we see as a fundamental pillar in the Group's development, and a key confidence factor for BCP's shareholders", Mr. Jardim Goncalves concluded.

- End of announcement -

                            BANCO COMERCIAL PORTUGUES

             Consolidated Balance Sheet as at 30 June, 2002 and 2001

                                                                  2002                  2002                 2001
                                                            ---------------      ----------------      ----------------
                                                         (Millions of Escudos)             (Thousands of Euros)
Assets

Cash and deposits at central banks                                 253,578             1,264,840             1,039,259
Loans and advances to credit institutions
   Repayable on demand                                             152,256               759,449             1,078,801
   Other loans and advances                                        695,709             3,470,180             5,952,022
Loans and advances to customers                                  8,864,560            44,216,241            42,931,002
Securities                                                         836,480             4,172,345             4,883,813
Treasury stock                                                       4,808                23,984                 7,566
Investments                                                        529,692             2,642,094             2,598,330
Intangible assets                                                   27,866               138,995               103,422
Tangible assets                                                    235,622             1,175,280             1,257,561
Other debtors                                                      162,386               809,978               932,483
Prepayments and accrued income                                     425,495             2,122,358             2,161,774
                                                            --------------       ---------------       ---------------
                                                                12,188,452            60,795,744            62,946,033
                                                            ==============       ===============       ===============

Liabilities

Amounts owed to credit institutions
   Repayable on demand                                              86,052               429,226               459,192
   With agreed maturity date                                     2,198,479            10,965,966            15,943,261
Amounts owed to customers
   Repayable on demand                                           2,379,989            11,871,335            10,903,282
   With agreed maturity date                                     3,282,570            16,373,392            16,229,322
Debt securities                                                  2,428,546            12,113,536            10,079,201
Other liabilities                                                   87,849               438,190               292,569
Accruals and deferred income                                       327,327             1,632,697             1,689,603
Provision for liabilities and charges                              172,291               859,384             1,100,858
Subordinated debt                                                  577,924             2,882,675             2,748,622
                                                            --------------       ---------------       ---------------
        Total Liabilities                                       11,541,027            57,566,401            59,445,910
                                                            --------------       ---------------       ---------------

Shareholders' Equity

Share capital                                                      466,464             2,326,715             2,326,715
Share premium                                                      143,368               715,117               715,203
Reserves and retained earnings                                    (236,192)           (1,178,122)             (809,012)
                                                            --------------       ---------------       ---------------
        Total Shareholders' Equity                                 373,640             1,863,710             2,232,906
                                                            --------------       ---------------       ---------------

Minority interests                                                  32,146               160,341                36,310
Minority interests in preference shares                            241,639             1,205,292             1,230,907
                                                            --------------       ---------------       ---------------
        Total Minority Interests                                   273,785             1,365,633             1,267,217
                                                            --------------       ---------------       ---------------
                                                                12,188,452            60,795,744            62,946,033
                                                            ==============       ===============       ===============

                    BANCO COMERCIAL PORTUGUES

                Consolidated Statement of Income
         for the six months ended 30 June, 2002 and 2001

                                                                 2002                   2002                 2001
                                                            ---------------      ----------------      ----------------
                                                         (Millions of Escudos)             (Thousands of Euros)
Interest income                                                    299,232             1,492,564             1,721,360
Interest expense                                                   166,105               828,530             1,051,591
                                                            --------------       ---------------       ---------------
     Net interest income                                           133,127               664,034               669,769
Provision for loan losses                                           35,032               174,739               104,889
                                                            --------------       ---------------       ---------------

     Net interest income after
        provision for loan losses                                   98,095               489,295               564,880
                                                            --------------       ---------------       ---------------

Other operating income

     Income from securities                                         22,811               113,779               131,526
     Commissions                                                    57,897               288,791               278,896
     Profit arising from trading activity                           35,283               175,989               255,400
     Other income                                                   56,141               280,030               166,351
                                                            --------------       ---------------       ---------------
                                                                   172,132               858,589               832,173
                                                            --------------       ---------------       ---------------

Other operating expenses

     Commissions                                                     8,728                43,536                38,272
     Losses arising from trading activity                           20,409               101,799               185,604
     Staff costs                                                    76,010               379,136               365,704
     Other administrative costs                                     52,703               262,879               251,074
     Depreciation                                                   16,320                81,403                69,385
     Other provisions                                                8,614                42,966                 2,961
     Other expenses                                                  7,148                35,656                33,591
                                                            --------------       ---------------       ---------------
                                                                   189,932               947,375               946,591
                                                            --------------       ---------------       ---------------
     Income before income taxes                                     80,295               400,509               450,462
Income taxes                                                         8,406                41,928                48,034
                                                            --------------       ---------------       ---------------
     Net income                                                     71,889               358,581               402,428
Minority interests                                                   7,560                37,708                48,675
                                                            --------------       ---------------       ---------------
     Net income for the period attributable to the Bank             64,329               320,873               353,753
                                                            ==============       ===============       ===============